SULLIVAN & CROMWELL LLP TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 ______________ LOS ANGELES • PALO ALTO •WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

August 2, 2016

VIA EDGAR CORRESPONDENCE

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Goldman Sachs Group, Inc. Schedule TO-I filed July 20, 2016, as amended on July 27, 2016 and July 28, 2016 File No. 005-56295

Dear Mr. Panos:

On behalf of The Goldman Sachs Group, Inc. (the “Company”), we are supplementing our July 28, 2016 response (the “Response Letter”) to Comment #2 in your comment letter dated July 26, 2016 (the “Comment Letter”) regarding the Schedule TO-I referred to above (the “Schedule TO”) and the related Offer to Purchase (the “Offer to Purchase”), to elaborate on our reasons for concluding that the two series of Apex are one class for purposes of Rule 13e-4. Capitalized terms used but not defined herein have the meanings set forth in the amended Offer to Purchase filed as an Exhibit to Amendment No. 2 to the Schedule TO.

In our Response Letter, we explained why the two series of Apex are substantially similar and we will not repeat that explanation here. The purpose of this supplemental response is to explain how we can reach our conclusion even though the two series of Apex are issued by two different legal entities.

The Commission did not choose to define “class” in Rule 13e-4, but Rule 13e-4(a) does say that “[u]nless the context otherwise requires, all terms used in this section and in Schedule TO (§ 240.14d-100) shall have the same meaning as in the

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[Exchange] Act or elsewhere in the General Rules and Regulations thereunder.” Section 12(g)(5) of the Securities Exchange Act of 1934 (the “Exchange Act”) defines “class” as follows: “[f]or the purposes of this subsection the term ‘class’ shall include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” That definition might be read literally to be inconsistent with a conclusion that securities issued by two different legal entities are nonetheless one class.

We note that the definition in Section 12(g)(5) of the Exchange Act recites that it is given for the purpose of that subsection (suggesting that the definition may not be applicable to Rule 13e-4 even though Rule 13e-4(a) generally states that terms not defined in Rule 13e-4 are used as defined elsewhere in the Exchange Act or rules thereunder). Perhaps more importantly, we note that when Rule 13e-4(a) incorporates terms from the Exchange Act or other rules, it does so “unless the context otherwise requires.” To the extent one takes the view that the definition of “class” in Section 12(g)(5) of the Exchange Act applies to Rule 13e-4 and that the Apex are not one class within the meaning of that section because they are issued by different legal entities, we believe the context requires that this definition not be applied in this case.1 More generally, we believe that the two series of Apex should be regarded as one class for purposes of Rule 13e-4. Here are our reasons:

•	Each trust that has issued Apex is 100% owned (within the meaning of Rule 3-10 of Regulation S-X) by the Company, has no assets other than the applicable series of preferred stock of the Company and has no liabilities.[2] Apex holders of either

[1]	This approach is consistent with the approach taken in a letter to the Division of Corporation Finance requesting no action relief on behalf of Genworth Financial, Inc. In that letter, counsel argued that similar language in Rule 14a-1 defining terms in a certain way “unless the context otherwise requires” allowed for the term “registrant” – which is narrowly defined to mean “the issuer of the securities in respect of which proxies are to be solicited” – to be interpreted more broadly to include both the predecessor and successor issuer for purposes of Rule 14a-13 under the Exchange Act. In granting the requested relief, the Division of Corporation Finance stated that it would not raise any objection to such an interpretation for the sole purpose of complying with such rule. (Genworth Financial, Inc., available March 27, 2013.)
[2]	The trusts have the same trustees, and their amended and restated trust agreements are identical except for the references to the series of preferred stock held and number of Apex issued.

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trust are entitled to receive their pro rata share of all dividend or other payments made on or in respect of the preferred stock held by that trust, and the Company has guaranteed that payment. The Company has also agreed that to the fullest extent permitted by applicable law, each Apex holder has the right to institute a proceeding directly against the Company for enforcement of the rights of a holder of the preferred stock underlying that holder’s Apex.

•	In other words, each trust is a pure pass through entity and an investment in Apex is in substance an investment in the underlying preferred stock. As discussed in the Response Letter, we view the two series of preferred stock held by the trusts as a single class for purposes of Rule 13e-4. The Apex are equivalent in all meaningful respects to the underlying preferred stock, and accordingly we also view them as a single class for purposes of Rule 13e-4.

•	The Apex are analogous to sponsored ADRs, in that holders have the same substantive rights as holders of the underlying securities. It is clear that ADRs and their underlying shares are treated as a single class for purposes of the tender offer rules even though the issuer of an ADR (typically a bank) is different from the issuer of the underlying shares.[3]

•	In certain respects, the securities laws ignore the nominal issuers of the Apex and recognize that the Company is the real issuer. For example:

•	Each trust is exempt from registration under the Investment Company Act of 1940 as a “finance subsidiary” pursuant to Rule 3a-5 thereunder.

•	Rule 12h-5 under the Exchange Act exempts the trusts from periodic reporting requirements under the Exchange Act.

•	Rule 3-10(b) of Regulation S-X under the Exchange Act exempts the Company from providing financial information with respect to the trusts in the market-making prospectus used for resales of the Apex by its broker-dealer affiliates and in its periodic reports under Exchange Act.

[3]	Release Nos 33-8917; 34-57781, “Revisions to the Cross-Border Tender Offer, Exchange Offer, and Business Combination Rules and Beneficial Ownership Reporting Rules for Certain Foreign Institutions”, 73 FR 26889 (May 9, 2008) (“We view ADRs and the underlying securities as a single class for purposes of our tender offer and beneficial ownership reporting rules”).

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•	The Company was required to register the preferred stock under the Securities Act of 1933 upon the initial issuance of the Apex, and is required to include the preferred stock in the registration statement that includes its market-making prospectus for the Apex, even though the public holds only Apex and not preferred stock.

•	The Company is listed as the primary “subject company” in the Schedule TO for the offer to purchase Apex, even though the offer is to buy only Apex and not preferred stock.

In conclusion, we believe that the two series of Apex (like the two series of preferred stock underlying Apex) are substantially similar securities, and because they are substantially similar we believe the purposes of the proration rule and other provisions of Rule 13e-4 are best served by treating the Apex as one class. Accordingly, it is our view that treating the two series of Apex as one class is the appropriate way to construe “class” for purposes of Rule 13e-4 in the context of this Offer.4

The Company is proceeding with the Offer as currently structured based on our views as expressed herein and is not requesting the Staff to express a view on this question.

Please feel free to call me at (212) 558-3738 if you have any questions about the matters discussed in this letter.

Very truly yours,

/s/ Alan J. Sinsheimer

Alan J. Sinsheimer

[4]	See ACE Aviation Holdings, Inc. (available December 26, 2007), in which the Division of Corporation Finance granted an exemption from Rule 13e-4(f)(3) to allow proration across two series of common stock with different voting rights but identical economics.